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14047844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -50599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAP Trading LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street, 6th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Joseph — 212-380-5186
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name -- *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Harsh Padia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAP TRADING LLC, as of December 31 ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer & Managing Member
Title

Notary Public

KYRA STEVENS
Notary Public, State of New York
No. 01ST6030359
Qualified in Bronx County
Commission Expires ~~Sept. 7,~~ Oct. 31 20 17

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 17-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	130,750
Due from clearing broker		35,413,372
Interest and dividends receivable		1,818,007
Securities owned, at market		3,708,629,287
Fixed assets, net of accumulated depreciation of $2,110,674		511,376
Prepaid Expenses		259,116
Other Assets		65,000
TOTAL ASSETS	$	3,746,826,908
LIABILITIES AND MEMBER'S EQUITY		
Due to clearing broker	$	260,782,184
Accounts payable and accrued expenses		5,900,715
Accrued settlement liability		1,083,190
Securities sold, not yet purchased, at fair value		3,371,148,190
TOTAL LIABILITIES		3,638,914,279
Member's equity		107,912,629
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,746,826,908

The accompanying notes are an integral part of these audited financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

HAP Trading, LLC a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the NYSE Amex Options ("NYSE-AMEX"), the Chicago Board Options Exchange ("CBOE"), the Philadelphia Stock Exchange and the NYSE-ARCA Exchange.

The Company engages in market making on the NYSE-AMEX and CBOE. The company hedges its risk with equities, Exchange Traded Funds ("ETFs") and the related equity options and/or options on the ETFs and/or indices. The Company also engages in various other proprietary trading strategies.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities and derivative contract transactions including related revenue and expenses are recorded on a trade date basis with their resulting gains and losses based on a daily mark-to-market of all security and derivative positions. Securities and derivative contracts owned, and securities and derivative contracts sold, but not yet purchased are stated at fair value, with related changes in unrealized appreciation and depreciation reflected in principal transactions on the statement of revenue and expenses.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The cost of computers, furniture and equipment is depreciated over the estimated useful lives of the related assets of 3 to 7 years on a straight line basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2013.

	Fair Value	Fair Value Hierarchy
Assets		
Securities owned	$ 3,708,629,287	Level 1
Liabilities		
Securities sold, not yet purchased	$ 3,371,148,190	Level 1

NOTE 4 - INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's members under a limited liability corporation.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a lease agreement for office space which expires in 2017. During 2013, the Company paid $638,582 in rent expense.

Remaining commitments under the operating lease are as follows:

Year ending December 31,	Amount
2014	616,116
2015	616,116
2016	616,116
2017	410,744

Settlement Contingency

The Company has an open joint CBOE/FINRA investigation at December 31, 2013. CBOE/FINRA conducted an investigation relating to certain trading activity and the Company's failure to reasonably supervise the activity and the registered representative conducting the activity. The Company is in advanced settlement negotiations with CBOE/FINRA and believes the investigation will be settled and will likely require recognition of a loss in a future year. While the exact amount of this loss is not known, a reasonable estimate based on information currently available is $1,083,190. This amount has been recognized as a loss in the current year and appears as an Accrued Settlement Liability in the 2013 Statement of Financial Condition. Recognition of this loss had the impact of reducing net income by $1,083,190.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is a member firm of the Chicago Board Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $5,657,504 at December 31, 2013 which exceeded 6 2/3% of aggregate indebtedness by $5,191,910. The ratio of aggregate indebtedness to net capital was 1.2344 to 1 at December 31, 2013.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes, resulting from its own business activities. These derivative

transactions typically include equity options, options on ETFs and index options, coupled with futures and options on futures for ETFs and indices.

In addition, the Company has sold securities and derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013 at fair value, and will incur a loss if the fair value of the securities and derivative contracts sold and not yet owned increases subsequent to December 31, 2013.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS (continued)

Generally, the Company hedges against the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the hedge.

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 8 – RETIREMENT PLAN

The Company has a 401(k) retirement plan covering substantially all employees. Only full time employees who meet the service period are eligible to participate in the plan. The Company makes a matching contribution on an individual basis, equal to 100% of the contributions made by the participants to the plan, not to exceed 6.67% of the employee's total annual compensation capped at the annual deferral limit as defined.

NOTE 9 – RELATED PARTY TRANSACTIONS

HAP Capital Advisors LLC, an affiliate of the Company, provides the Company with services including IT development and administrative services.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
HAP Trading, LLC
33 Whitehall Street – 6th Floor
New York, NY 10004

Report on the Financial Statements

We have audited the accompanying statement of financial condition of HAP Trading, LLC . (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HAP Trading, LLC., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2014